UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 333-256665

ABITS GROUP INC

Level 24, Lee Garden One, 33 Hysan Avenue

Causeway Bay

Hong Kong SAR, China

(Address of principal executive offices)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Entry into Material Definitive Agreements

Securities Purchase Agreement

On September 14, 2026 (the “Closing Date”), Abits Group Inc, a British Virgin Islands business company (the “Company”), entered into a Securities Purchase Agreement with one institutional investor (the “Purchaser”), providing for the issuance and sale of a convertible promissory note (the “Note”) in an original principal amount of US$16,470,588.24 for an aggregate purchase price of up to US$14,000,000, reflecting a fifteen percent (15%) original issue discount and thirteen percent (13%) interest fully earned and guaranteed for twelve (12) months. The purchase price is payable in three tranches of US$8,000,000, up to US$2,500,000 and up to US$3,500,000, keyed respectively to the Closing Date, the filing with the Securities and Exchange Commission (the “SEC”) of the Form F-1 registration statement relating to the Equity Purchase Agreement described below, and the effectiveness of that registration statement.

Funding of the second and third tranches is subject to a number of conditions, including, among others, obtaining the corporate authority necessary under British Virgin Islands law to effect one or more additional reverse splits up to a maximum aggregate ratio of 250:1; the Purchaser’s right to nominate up to three (3) directors and the board’s appointment of those nominees; the timely filing and, in the case of the third tranche, effectiveness of the related Form F-1 or F-3 if applicable; and the establishment of a U.S. subsidiary and related banking arrangements. The agreement also addresses the Company’s election to follow home country practice under Nasdaq Listing Rule 5615(a)(3) in lieu of certain shareholder approval requirements, as more fully described in the Securities Purchase Agreement.

The agreement contains customary representations, warranties and covenants, including a most-favored-nation provision for subsequent financings while the Note is outstanding, a prohibition on variable rate transactions other than the Equity Purchase Agreement, customary standstill restrictions on further issuances, indebtedness, registration statements and share splits without the Purchaser’s consent, and customary indemnification in favor of the Purchaser and its affiliates. In connection with the offering, certain shareholders of the Company entered into Lock-Up Agreements restricting transfers of Ordinary Shares and securities convertible into or exercisable for Ordinary Shares for a period of 180 days following the date on which the registration statement covering the resale of the Ordinary Shares issuable under the Equity Purchase Agreement is declared effective by the SEC, subject to customary exceptions. The Company intends to use the net proceeds for general corporate purposes and working capital, subject to customary restrictions.

Convertible Promissory Note

The Note matures 240 calendar days after the final tranche is funded, and the first twelve months of interest is fully earned and guaranteed at issuance. Amounts attributable to each tranche are repaid in installments over a period following funding, and the Company may prepay at a premium, in each case as described in the Note. On the holder’s demand following any subsequent financing, the Company must apply a portion of the gross proceeds to prepayment at a premium; draws under the Equity Purchase Agreement do not constitute a subsequent financing for this purpose.

The Note becomes convertible at the holder’s discretion only after both an event of default and the 180th calendar day following issuance, at a conversion price equal to seventy-five percent (75%) of the lowest closing bid price of the Ordinary Shares on The Nasdaq Capital Market during the ten (10) trading day period immediately prior to the date of the applicable conversion notice, subject to a 4.99% beneficial ownership limitation. On an event of default, the outstanding principal, accrued interest and all other amounts then owing automatically increase by one hundred fifty percent of the amount outstanding immediately prior to the event of default, and the increased amount thereafter constitutes principal; interest accrues at an additional twenty percent per annum during the continuance of the default, and the holder may accelerate.

The Company must reserve Ordinary Shares sufficient to cover conversion of the Note and issuances under the Equity Purchase Agreement, together with the commitment shares described below, as described in the transaction documents.

Registration Rights Agreement

Registrable securities consist of the Ordinary Shares issued and issuable under the Equity Purchase Agreement, calculated by reference to the available commitment amount and the commitment shares, together with securities issued in respect of them in any split, dividend or recapitalization. The Ordinary Shares issuable on conversion of the Note are not registrable securities. The Company must file, or confidentially submit, a Form F-1 covering resale on or before the fifteenth calendar day after the Closing Date, and must use best efforts to obtain effectiveness by the earlier of forty-five calendar days after the Closing Date and the second trading day after SEC notice of no review. On a late filing, failed effectiveness, prolonged prospectus unavailability, or a failure to satisfy specified current public information requirements, the Company must pay the holder partial liquidated damages, subject to a cap, as described in the Registration Rights Agreement. If the SEC will not permit all registrable securities to be registered on one registration statement, shares other than the commitment shares are cut back first.

Equity Purchase Agreement (Equity Line of Credit)

Also on September 14, 2026, the Company entered into an Equity Purchase Agreement with one institutional investor (the “Investor”) under which the Investor committed to purchase up to US$250,000,000 of Ordinary Shares over thirty-six months, at the Company’s election, at a regular purchase price equal to ninety-five percent (95%) of the lowest daily volume weighted average price (VWAP) during a three (3) trading day regular valuation period, or, for an intraday put, at an intraday purchase price equal to ninety-five percent (95%) of the lowest traded price during the applicable intraday valuation period, subject to volume-based purchase limits and a 4.99% beneficial ownership limitation that the Investor may increase to no more than 9.99% on advance notice.

The Company agreed to pay the Investor a commitment fee of US$7,500,000 (the “Commitment Fee”), fully earned on September 14, 2026 and payable in Ordinary Shares (the “Commitment Shares”) based on the Nasdaq Official Closing Price of the Ordinary Shares on the Closing Date, subject to a subsequent true-up if the applicable price is then lower. The Investor may elect pre-funded warrants in lieu of any or all Commitment Shares, and must receive them to the extent Commitment Shares would exceed the beneficial ownership limitation. Any such pre-funded warrants carry a nominal exercise price of US$0.00001 per Ordinary Share, with the balance pre-funded, have no fixed expiration date, permit cashless exercise, and are subject to a 4.99% beneficial ownership limitation that a holder may increase to 9.99% before issuance. The Commitment Fee is not contingent on effectiveness, on any put notice, or on the agreement remaining in effect.

The Company is subject to standstill periods around accepted put notices, may not enter into or maintain any variable rate transaction without the Investor’s consent while the facility is outstanding, and delivered irrevocable transfer agent instructions authorizing the Investor to direct issuance of put shares and Commitment Shares without further Company action. The Investor may not effect short sales of the Company’s securities. The agreement terminates at the end of the commitment period or on full purchase of the committed amount.

Placement Agent Agreement

RBW Capital Partners LLC/Dawson James Securities, Inc. (the “Placement Agent”) acted as exclusive placement agent on a best efforts basis, with no obligation to purchase securities. Compensation consists of a cash fee of eight percent (8.0%) of aggregate gross proceeds raised in the offering; a cash fee of three percent (3.0%) of aggregate gross proceeds raised under the Equity Purchase Agreement as capital is drawn down, to which the first fee does not apply; and warrants to purchase a number of Ordinary Shares equal to five percent (5.0%) of the aggregate Ordinary Shares, or share equivalents, placed in the offering, with a five-year term and an exercise price of 115% of the offering price. The Company also agreed to reimburse accountable expenses up to US$100,000 and to pay a non-accountable expense allowance of one percent (1.0%) of the gross amount of the offering, and the Placement Agent is entitled to compensation on specified financings by investors it wall-crossed and consummated within eighteen (18) months after the engagement ends.

Waivers, Deng Lock-Up Agreement and Side Letter

In connection with the offering, ARC Group International Ltd. (“ARC”) and Conglin Deng, the Company’s Chief Executive Officer, each delivered to the Company an irrevocable waiver dated September 10, 2026 (together, the “Waivers”) in respect of the Securities Purchase Agreement dated August 5, 2026 among ARC, Mr. Deng, certain of his affiliates and the Company (the “August 2026 Purchase Agreement”) and the related registration rights agreement dated August 5, 2026. Under the Waivers, each of ARC and Mr. Deng irrevocably consented to the Note, the Equity Purchase Agreement and the other transaction documents described in this report and to any other financing or transaction of the Company, waived the restriction in the August 2026 Purchase Agreement on the Company’s issuance of equity and equity-linked securities, and waived all of its registration rights under its August 5, 2026 registration rights agreement, agreeing to rely on Rule 144 for resales. Neither ARC nor Mr. Deng received any consideration from the Company for the Waivers.

Mr. Deng also entered into a Lock-Up Agreement, dated September 11, 2026, on the same terms as the Lock-Up Agreements described above, except that Ordinary Shares issued to him under Section 2.3 of the August 2026 Purchase Agreement are subject to the lock-up for the longer of the standard period and nine months after issuance. In consideration of that extended lock-up, the Company and Mr. Deng entered into a side letter.

The foregoing descriptions of the agreements described above are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements filed with this report are listed in the exhibit index below and are incorporated herein by reference.

Unregistered Sales of Equity Securities

The securities described above were or will be offered and sold in transactions exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D, without general solicitation or advertising, in reliance on the representations of the Purchaser, including as to accredited investor status under Rule 501(a). Because the conversion price of the Note, the purchase price for shares sold under the Equity Purchase Agreement and the number of Commitment Shares are each determined by reference to the trading price of the Ordinary Shares at the relevant time, and because the Company has an unlimited number of authorized Ordinary Shares of no par value, the number of Ordinary Shares issuable in these transactions cannot be determined as of the date of this report, is expected to substantially exceed the number of Ordinary Shares currently outstanding, and will be substantially dilutive to existing holders of Ordinary Shares.

Exhibits

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement
10.2	Form of Convertible Promissory Note
10.3	Form of Registration Rights Agreement
10.4	Form of Equity Purchase Agreement
10.5	Form of Pre-Funded Warrant to Purchase Ordinary Shares.
10.6	Form of Placement Agent Warrant.
10.7	Form of Lock-Up Agreement.
10.8	Placement Agent Agreement, dated September 14, 2026, among Abits Group Inc, RBW Capital Partners LLC and Dawson James Securities, Inc.
10.9	Lock-Up Agreement, dated September 11, 2026, between Abits Group Inc and Conglin Deng.
10.10	Side Letter, dated September 11, 2026, between Abits Group Inc and Conglin Deng.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABITS GROUP INC

Date: September 17, 2026	By:	/s/ Conglin Deng
	Name:	Conglin Deng
	Title:	Chief Executive Officer